Burlington Stores, Inc.1830

Route 130 North

Burlington, New Jersey 08016

September 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Burlington Stores, Inc.
Registration Statement on Form S-1
Filed June 27, 2013
File No. 333-189632

Ladies and Gentlemen:

Reference is made to the letter of Burlington Stores, Inc. (the “Company”), dated as of September 27, 2013 requesting acceleration of the effective date of its Registration Statement to 3:00 p.m., Eastern Time, on Monday, September, 30, 2013 (the “Original Acceleration Request”). The Company hereby withdraws the Original Acceleration Request. The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-189632, as amended, to 3:00 p.m., Eastern Time, on Tuesday, October 1, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua Korff of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4943, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Paul Tang

Paul Tang

Executive Vice President,

General Counsel and Secretary